SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON: Changes in the Executive Board
Chief Financial Officer Wolfgang Breme leaves AIXTRON
Executive Board will consist of two members in the future
Service Agreement of Dr. Bernd Schulte will be renewed

Aachen, May 26, 2014 - AIXTRON SE (ISIN DE000A0WMPJ6), a worldwide leading provider of deposition equipment to the semiconductor industry, announces that the CFO Wolfgang Breme leaves the group as of May 31, 2014 by mutual agreement and will pursue new career opportunities outside the company.

"The Supervisory Board approved the termination of his service agreement with effect as of May 31, 2014 and regrets Mr. Breme's departure," says Kim Schindelhauer, chairman of the Supervisory Board of AIXTRON, and thanks Mr. Breme for his commitment. "Over the past nine years, Mr. Breme has contributed decisively to the successful development and financial stability with his high personal commitment. Supervisory Board, Executive Board and the AIXTRON team wish him all the very best for his future endeavors".

A new CFO will not be appointed. The chairman of the Executive Board, Martin Goetzeler, will take over the tasks previously performed by Mr. Breme. The service agreement of the current Chief Operating Officer, Dr. Bernd Schulte, will be renewed for a term of three years until March 31, 2018.

Contact:
Guido Pickert
Investor Relations & Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For more information about AIXTRON (FWB: AIXA, ISIN DE000A0WMPJ6; NASDAQ:AIXG, ISIN US0096061041) please visit www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	May 27, 2014	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO